LEFT BEHIND GAMES INC. 25060 Hancock Ave., Suite 103-110, Murrieta, CA 92562 (951) 894-6597 (Main), (951) 894-6599 (Fax) www.leftbehindgames.com

November 20, 2007

Ms. Angela Halac
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Ms. Halac:

We finished the review of our revenue recognition policies in the context of your comments and determined that it was necessary to restate our historical consolidated financial statements for the fiscal year ended March 31, 2007 and for the quarters ended December 31, 2006 and June 30, 2007,

We filed a Form 8-K announcing the restatement on November 19, 2007.  We also filed a restated Form 10-KSB for the fiscal year ended March 31, 2007 on November 20 and expect to file a Form 10-QSB for the quarter ended June 30, 2007 in the near future.  In the remainder of the letter, we address your comments specifically below and reference the relevant part of the restated filing.

Management’s Discussion and Analysis

Results of Operations, page 19

1.
We note your general and administrative expenses comprised approximately 91% of your total costs and expenses.  In order to provide an investor with a better understanding of these expenses, revise to disclose the major underlying components and causes of variances of these components between periods presented.  See Item 303(b) of Regulation S-B for guidance.

We amended our disclosure in this area as follows (on pages 23 and 24 of the restated Form 10-KSB):

Selling, general and administrative expenses consist primarily of employee salaries and related costs, stock-based compensation to employees and consultants, advertising and public relations expenses associated with our product launch, and other general and administrative expenses.  The following table notes the principal components of our selling, general and administrative expenses in each of the fiscal years:

	Fiscal Year Ended March 31,
	2007	2006	Change
Non-cash payments to consultants	$17,435,004	$6,358,420	$11,076,584
Stock grants to employees	1,865,381	307,500	1,557,881
Advertising and public relations expenditures associated with the launch of our product	1,217,962	100,724	1,117,238
Employee salaries, including payroll taxes	1,564,411	398,965	1,165,446
Communications expense	336,559	47,004	289,555
Insurance expense	164,100	51,780	112,320
Travel and entertainment	295,510	128,736	166,774
All other general & administrative expenses	1,537,429	649,565	887,864
Total selling, general & administrative expenses	$24,416,356	$8,042,694	$16,373,662

Selling, general and administrative expenses were $24,416,356 for the fiscal year ended March 31, 2007, compared to $8,042,694 for the fiscal year ended March 31, 2006, an increase of $16,373,662 or 204%.  Selling, general and administrative expenses represented approximately 91% of our overall costs and expenses in the fiscal year ended March 31, 2007 compared to 93% in the fiscal year ended March 31, 2006.

Many of these selling, general and administrative expenses were non-cash charges since we paid many of our consultants in shares of our common stock rather than in cash. During the fiscal years ended March 31, 2007 and 2006, we recorded expenses relating to these non-cash payments to consultants, including amortization of prepaid consulting expenses, of $17,360,804 and $6,358,420, respectively. This represented an $11,002,384 increase during the year ended March 31, 2007. During the fiscal years ended March 31, 2007 and 2006, we also issued shares of common stock to our employees, valued at approximately $1,865,381 and $307,500, respectively, an increase of $1,557,881. The overall increase in non-cash charges attributable to stock-based compensation to consultants and employees was $12,560,263.

Other significant factors contributing to the increase in selling, general and administrative expenses were advertising and public relations expenditures associated with the launch of our initial product. Our advertising and marketing expenses for the fiscal year ended March 31, 2007 were $1,217,962, a $1,117,238 increase over the $100,724 in advertising and marketing expenses that we recorded for the fiscal year ended March 31, 2006.

The remainder of the increase was due to a variety of factors, including increases in salaries and related costs of $1,165,446 due to the hiring of additional employees, and increases in other general and administrative expenses due to the increase in expenditures due to the launch of our product during the third quarter of fiscal 2007.

2.	We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

•
We note that a partial definition of disclosure controls and procedures was provided.  The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

•
Your disclosures did not include the information required by Item 308(c) of Regulation S-B.  Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We amended our disclosure in this area as follows (on page 28 of the restated Form 10-KSB):

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We  carried  out  an  evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934 Rule 13a-15. In the Company’s initial Annual Report on Form 10-KSB for the year ended March 31, 2007, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective to ensure that information  required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and are also effective to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to the Company's management, including the principal executive and principal financial officers, to allow timely decisions regarding required disclosure. As a result of this restatement, our Chief Executive Officer and Chief Financial Officer re-evaluated their previous conclusion and have now concluded that, as of the end of such period, the Company’s disclosure controls and procedures covered by this report were not effective as a result of a material weakness in internal controls as of March 31, 2007, as discussed below.

Notwithstanding the material weakness discussed below, our management has concluded that the consolidated financial statements included in this Annual Report on Form 10-KSB/A fairly present in all material respects the Company's financial condition, results of operations and cash flows for the year ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Effect of Restatement on Disclosure Controls

As disclosed in our Form 8-K dated November 19, 2007, our Board of Directors authorized us to amend and restate our consolidated financial statements and other financial information for the year ended March 31, 2007, and the quarters ended December 31, 2006 and June 30, 2007, after concluding that our former revenue recognition policies for sales of our product were not appropriate given the limited sales history of our products.  See Note 2 to the consolidated financial statements included in this report for more information.

In connection with the restatement, our Chief Executive Officer and our Chief Financial Officer considered the effect of these matters on the adequacy of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-KSB for the year ended March 31, 2007.  The certifying officers determined that disclosure controls and procedures were not effective as a consequence of the material weakness described below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  As a result of the restatement described above, the following material weakness was identified in the Company's assessment of the effectiveness of disclosure controls and procedures as of March 31, 2007:

i)	The Company did not maintain adequate internal controls over financial reporting due to the lack of appropriate technical review of its sales arrangements and revenue accounting.

As a result of this weakness, our management and board of directors is in the process of determining steps to improve internal controls related to these material weaknesses to ensure that the errors will not occur again and that our disclosure controls and procedures are operating at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

In order to address and correct the material weakness identified above, management is currently in the process of reviewing and improving its revenue recognition procedures, documentation, and the surrounding internal controls.  There were no other changes in the Company’s internal control over financial reporting that occurred during the fourth quarter of fiscal 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Financial Statements

Comments 3 through 6

We responded to your comments on these matters in several areas throughout the Form 10-KSB/A, including:

•	The Explanatory Note on page 2
•	Part 1, Item I “Description of Business” on page 5
•	Part II, Item 6 “Management’s Discussion and Analysis” beginning on page 21
•	The Financial Pages beginning on page F-1, with a new Note 2 summarizing the restatement

The following is an excerpt from the Note 2 disclosure in the Form 10-KSB/A on pages F-9 and F-10, which summarizes the restatement:

As previously disclosed in our Current Report on Form 8-K dated November 19, 2007 and filed on November 19, 2007 our Board of Directors, upon the recommendations of management, and with the concurrence of our independent registered public accounting firm, concluded on November 19, 2007 that we needed to restate our historical financial statements for the fiscal year ended March 31, 2007 and for the quarters ended December 31, 2006 and June 30, 2007.

In connection with a regulatory review by the SEC of our Form 10-KSB for the fiscal year ended March 31, 2007, our management determined that our revenue recognition policies for sales of our product were not appropriate given the limited sales history of our product.  Historically, our revenue recognition policy was to record revenue upon shipment of product to our channel partners and direct customers then adjusted for a reserve to cover anticipated product returns and/or future price concessions.  After considering (i) the limited sales history of our product, (ii) the limited business history with our primary channel partner and largest retail customer and (iii) the competitive conditions in the software industry, our management determined that return privileges and price protection rights granted to our customers impacted our ability to reasonably estimate returns and future price concessions, and therefore, we were unable to conclude that our sales arrangements had a fixed and determinable price at the time our inventory was shipped to customers.  For sales to our primary channel partner and most significant retail customer, revenues should have been deferred until the resale of the products to the end customers, or the “sell-through method.”  For sales to our on-line store customers, revenues should have been deferred until such time as the right of return privilege granted to the customers lapsed, which is 30 days from the date of sale.  For sales to our Christian bookstore customers and all other customers, revenues should have been recognized on a cash receipts basis since these customers do not provide us with sell-through information and we may allow product returns from these customers from time to time. The impact on the consolidated financial statements for correcting these matters primarily resulted in recognizing deferred income on shipments until later periods and in certain cases permanent reductions in revenue when revenue was previously recognized upon shipment.

Furthermore, as part of the restatement process, we also determined that our largest retail customer had billed us for a $25,000 co-operative advertising campaign that we had not previously recorded as a reduction to our revenue.  In connection with the restatement, we deducted the $25,000 amount from our revenue in the fiscal year ended March 31, 2007.

The following table presents the effects of the restatement adjustments on the accompanying consolidated financial statements for the year ended March 31, 2007:

	As Previously
	Reported	Restated	Net Adjustment
Condensed Consolidated Statement of Operations
Net sales	$768,237	$292,190	$(476,047)
Cost of sales – product costs	598,530	303,936	(294,594)
Total costs and expenses	26,776,366	26,481,772	294,594
Operating loss	(26,008,129)	(26,189,582)	(181,453)
Net loss	$(26,084,107)	$(26,265,560)	$(181,453)

Net loss per common share — basic and diluted	$(1.24)	$(1.25)	$(0.01)

	As Previously
	Reported	Restated	Net Adjustment
Condensed Consolidated Balance Sheet
Accounts receivable, net	$502,660	$862,621	$359,961
Inventories	$380,174	$394,605	$14,431
Total current assets	$1,295,778	$1,670,170	$374,392
Total assets	$1,759,905	$2,134,297	$374,392
Deferred income – product sales	$—	$555,845	$555,845
Total current liabilities	$2,858,051	$3,413,896	$555,845
Total liabilities	$2,863,308	$3,419,153	$555,845
Accumulated deficit	$(35,631,260)	$(35,812,713)	$(181,453)
Total stockholders equity	$(1,103,403)	$(1,284,856)	$(181,453)
Total liabilities and stockholders’ equity	$1,759,905	$2,134,297	$374,392

	As Previously
	Reported	Restated	Net Adjustment
Condensed Consolidated Statement of Cash Flows
Net cash used in operating activities	(5,115,073)	(5,115,073)	--
Net cash used in investing activities	(846,618)	(846,618)	--
Increase in cash and cash equivalents	5,583,223	5,583,223	--

The revenue restatement adjustments primarily resulted in revenue being deferred and recognized in subsequent periods.  The revenue restatement adjustments had a corresponding impact to cost of sales and relate principally to the same major reasons for which revenue was adjusted. The reasons for the revenue and cost of sales adjustments and the impact on net loss include the following:

			Net Sales	Cost of sales	Gross Profit
Reasons for Adjustments
Impact from change to sell-through accounting	(a	)	$(451,047)	$(294,594)	$(156,453)
Recognition of additional co-op sales arrangement with a large retail customer	(b	)	(25,000)	--	(25,000)

Total adjustments			$(476,047)	$(294,594)	$(181,453)

(a)
Sales from distributors were deferred and will be recognized in subsequent periods due to converting from the ship-to basis to the sell-through basis of accounting for revenue (See Note 3 – “Revenue Recognition”).

(b)	Represents the recognition of a $25,000 co-op advertising charge by a large retail customer that was presented by that customer following its year end audit.

Please feel free to contact us at 951-894-6597, extension 361 should you wish to discuss any of our responses or filings.

Sincerely,

James B. Frakes
Chief Financial Officer
Left Behind Games Inc.

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